
MGM RESORTS
INTERNATIONAL™

IMPROVED STEWARDSHIP FOR IMPROVED RETURNS

April 2015

LANDandBUILDINGS

www.RestoreMGM.com
www.LandandBuildings.com



TABLE OF CONTENTS


MGM RESORTS
INTERNATIONAL™

I. EXECUTIVE SUMMARY



LANDandBUILDINGS OVERVIEW

- Land and Buildings Investment Management, LLC ("Land and Buildings") is a registered investment manager founded in 2008 that specializes in publicly traded real estate and real estate related securities
- Land and Buildings seeks to deliver attractive risk-adjusted returns by opportunistically investing in securities of global real estate and real estate related companies by leveraging off of our investment professionals' deep experience, research expertise, and industry relationships
- We manage a concentrated portfolio based on extensive fundamental research and we aim to maintain and nurture constructive relationships with our portfolio companies

---

- **After initially meeting with MGM Resorts International ("MGM" or the "Company") in January 2015, we made a discrete request to MGM for their form of nomination on February 9th**
  - *In early March 2015 we privately nominated candidates for the MGM Board of Directors (the "Board") and expressed a desire to work constructively with the Company*
  - *On March 17, 2015, we issued an investor presentation highlighting our belief that the Company is undervalued and how significant value could be unlocked if the Company pursued, among other things, a REIT structure*
    - *Note that MGM's share price **increased nearly 11%** the day of the release of our proposal*
  - *After further discussions in late March, the Board made it clear to us that they had no interest in working cooperatively with us*
  - *We subsequently retained an independent investment bank, Houlihan Lokey, Inc. ("Houlihan Lokey"), to provide an independent review of our proposal – and as a result of that review, we have made certain adjustments to our analysis which are contained in this presentation*
- **After additional analysis and in observing the Company's responses to our engagement, we have concluded that the Board requires meaningful change in order to ensure that the Company undertakes a credible review of all reasonable alternatives to create sustainable shareholder value, including, but not limited to, our proposed REIT structure**



OVERVIEW OF MGM

- MGM is a leading operator and developer of global integrated resorts, with its assets principally located in Las Vegas
  - *The Company owns a 51% stake in MGM China Holdings Limited ("MGM China") and a 50% stake in CityCenter Holdings LLC ("CityCenter")*
- Jim Murren has served as the Company's Chairman and CEO since December 1, 2008, and has been an executive at MGM since 1998
- MGM, in its current form, is the result of a merger between MGM Grand Inc. and Mirage Resorts, Incorporated in May 2000
  - *Following that merger, MGM went on to make more acquisitions, including a merger with Mandalay Resort Group in 2005*
- In 2004, MGM formed a joint venture to develop a casino in Macau and the MGM Grand Macau opened in 2007
- Also in 2004, MGM announced Project CityCenter
  - *After numerous mishaps, the project began opening in late 2009*
  - *At a cost of $9.2 billion – more than double the original cost estimate of $4 billion – it was the largest privately funded construction project in U.S. history*
    - *The Company has since written down 50% of their share of the CityCenter investment*
    - The CityCenter debacle and other poor investment decisions (see page 30) have prevented the Company from recovering to its pre-2008 financial crisis level, while similar gaming companies have recovered and thrived



MGM RESORTS
INTERNATIONAL™



2016E EBITDA Breakdown by Market[1]
U.S. Regional 15%
Macau 13%
Las Vegas 71%

(1) Note: Represents Land and Buildings 2016 EBITDA estimates; Based on MGM's pro rata ownership percentage of each asset



MGM 20-YEAR TIMELINE

$100.00
$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
$20.00
$10.00
$0.00
Adjusted Price Per Share
Apr-95
Apr-97
Apr-99
Apr-01
Apr-03
Apr-05
Apr-07
Apr-09
Apr-11
Apr-13
Apr-15
October 30, 2007
In a Reuters article, Mr. Murren states that the sale of half of CityCenter to Dubai World "evaporates" risks for shareholders
July 14, 2004 - December 31, 2007
MGM repurchases 20 million shares at a total cost of $1.1 billion
December 5, 2007 – May 31, 2008
MGM repurchases 20 million shares at a total cost of $1.4 billion
July 14, 2010
The Veer Towers, the final component of CityCenter, opens with the project's final construction cost totaling $9.2 billion
November 9, 2004
MGM announces Project CityCenter with a projected cost of $4 billion, setting grand opening for late 2009
2009-2010
MGM issues 211 million shares to increase shares outstanding by 76%
January 1998
Jim Murren named Director and CFO
June 29, 2006
MGM breaks ground on CityCenter construction
December 1, 2008
Jim Murren named Chairman and CEO

Source: Capital IQ (line graph); Company filings (text boxes)



MGM HAS UNDERPERFORMED

- MGM has been a perennial underperformer for years, most poignantly indicated in the mere 88% in total shareholder return (TSR) since the appointment of Jim Murren as Chairman and CEO
  - *This compares to the TSR peer median of 533% over the same period*
- When evaluating MGM's performance, we used two sets of peers: TSR peers and operational peers
  - *TSR peers relevant public gaming and lodging companies which we believe represent a reasonable proxy for comparing MGM's shareholder returns over different periods of time (see Appendix for list of selected peers and peer group rationale)*
  - *Operational peers are simply Las Vegas Sands Corporation ("Sands") and Wynn Resorts, Limited ("Wynn"), as these two companies are most similar to MGM in size, revenue sources, and geographic footprint*
- From share price, valuation, and operational perspectives, MGM demonstrates consistent poor performance, including:
  - ✘ **Total shareholder return vs. TSR peers over nearly any period**
  - ✘ **EV/EBITDA valuation metric (the gold standard for valuing MGM and its operational peers)**
  - ✘ **Net debt/EBITDA**
  - ✘ **EBITDA margin**
  - ✘ **Return on invested capital**

MGM has consistently underperformed despite its enviable collection of assets

Source: Bloomberg



ROOT CAUSES OF MGM UNDERPERFORMANCE

- Despite years of underperformance and ***being on the brink of bankruptcy in 2009***, MGM has never adequately addressed the key reasons for their poor performance and consistently depressed valuation
  - *The key problems at MGM, which nearly rendered the Company extinct in 2009, are still weighing on the Company today and have prevented MGM from reaching its considerable potential*
  - *We believe that our suggested proposal would help the Company address what are, in our view,* ***the root causes of their poor performance and unrelenting undervaluation:***



Overlevered Balance Sheet
Subpar Operations
Lack of Capital Allocation Discipline

  - *Whether or not MGM undertakes our proposed structure, we believe the Company must address these issues*

A complacent board has failed to address the issues that have plagued the Company's performance for years



MGM'S BOARD NEEDS IMPROVED STEWARDSHIP

- When we began our engagement with the Company, we fully expected MGM's management ("Management") and Board to consider our input and commit to taking an independent assessment of our proposed structure
  - *We have, however, discovered that **<u>the Company suffers from a broken governance culture which we believe values self-preservation over honest inquiry</u>***

✘ **Lack of Accountability**

— *MGM has a history of disastrous capital allocation decisions (e.g., CityCenter, Atlantic City), has been a consistent underperformer, and persistently trades at a depressed valuation – and yet <u>we see no evidence that the Board has held Management accountable</u>*

✘ **Dead Hand Proxy Put**

— *MGM has failed to eliminate its dead hand proxy put provision in one of the Company's credit agreements and is facing a lawsuit from one of its shareholders to have the provision removed*

✘ **Poor Compensation Practices**

— *The Company has a history of poor compensation practices and its current bonus structure for executives is not optimally aligned with the interests of shareholders*

✘ **Response to Shareholder Engagement**

— *MGM's response to our proposal has been alarming and is perhaps best illustrated by "Hernandez-gate"*

- *<u>Demonstrating their complete resistance to fresh perspectives and accountability, just days after we sent Mr. Hernandez a letter, Mr. Kincaid was given an ultimatum by Vail Resorts Inc. ("Vail") – pull out of the Land and Buildings slate for MGM or resign from the board of Vail</u>*

MGM's response to our engagement speaks volumes about the Company's current boardroom culture



SUMMARY OF OUR VALUE CREATION SUGGESTIONS

- After years of poor performance, we believe MGM needs an invigorated board to explore the numerous available paths to create sustainable shareholder value
- While we continue to believe that pursuing a REIT structure would be an excellent path for creating value for MGM shareholders, we believe there are numerous additional steps that the Company should candidly explore that could also create sustained shareholder value
  - *If elected to the Board, our nominees would work to stem what we view as the culture of complacency on the current board and undertake an independent review of numerous options, including:*

- **Unlocking Value of Real Estate**
- **Selling Non-Core Assets**
- **Deleveraging the Balance Sheet**
- **Reducing Expenses for Margin Improvement**
- **Improving Capital Allocation**
- **Improving Compensation Structure**

Accomplished with LANDandBUILDINGS PROPOSAL

The Board would benefit from a credible "everything is on the table" culture



WHY WE ARE HERE

- We first met with Management on January 16, 2015, to discuss why we believe MGM is undervalued and share our ideas to improve shareholder returns, including exploring a REIT structure
  - *On March 17, 2015, we issued an investor presentation highlighting our belief that the Company is undervalued and how significant value could be unlocked if the Company pursued a REIT structure*
- In April, MGM retained Evercore Group ("Evercore") to explore a REIT structure, at which point we were contacted and asked to "stand-down," since the Company was now "exploring" our previously described "seriously flawed" proposal
- Given the back-and-forth rhetoric thus far, we believe it is helpful to summarize what this election is and is not about, in our view:
  - This election is not a vote on our proposed REIT structure – ***It's about whether the Board has the appropriate expertise to effectively evaluate such a structure***
  - This election is not about a special dividend or monetizing MGM China – ***It's about the Board's historical stewardship and whether they will objectively evaluate opportunities that create value for shareholders, even if they shrink the size of their influence***
  - This election is not about the historical compensation of executives – ***It's about changing the culture in MGM's boardroom to ensure that Management's interests are properly aligned with shareholders***
  - This election is not about replacing the Company's CEO – ***It's about whether the Board has shown a willingness to hold Management accountable for MGM's long-term underperformance***



LAND AND BUILDINGS' DIRECTOR NOMINEES



Matthew Hart

- *Former President, CFO, and COO of Hilton Hotels Corporation, and former CFO of Host Marriott Corporation*
- *Current Director of Air Lease Corporation, American Airlines Group Inc., and American Homes 4 Rent*



Richard Kincaid

- *Former President and CEO of Equity Office Properties Trust*
- *Current Chairman of Rayonier Inc. and Director of Dividend Capital Diversified Property Fund Inc., and Strategic Hotels & Resorts, Inc.*



Jonathan Litt

- *Founder and CIO of Land and Buildings*
- *Current Director at Mack-Cali Realty Corporation*



Marc Weisman

- *Former Partner of Weil Gotshal & Manges LLP, and former CFO of Oppenheimer & Co., Inc.*
- *Former Director of Artesyn Technologies Inc. and SourceHOV, Inc.*

Our nominees will seek to refresh the boardroom culture and create an environment where the best ideas for shareholders prevail


MGM RESORTS
INTERNATIONAL™

II. MGM HAS UNDERPERFORMED



MGM'S SUBSTANTIAL UNDERPERFORMANCE

Table reflects MGM's performance relative to that of its TSR peers over the last 1-, 3- and 5-year periods and since Mr. Murren became CEO

		1-Year	3-Year	5-Year	Since Mr. Murren became CEO
Gaming Peers	Boyd	▼29.4%	▼39.2%	▼5.8%	▼195.6%
	Sands	▲8.6%	▲29.9%	▼141.8%	▼1,327.0%
	Penn National Gaming, Inc.	▼53.6%	▼30.2%	▼132.0%	▼197.3%
	Pinnacle Entertainment	▼65.4%	▼182.3%	▼239.2%	▼563.5%
	Wynn Resorts	▲18.1%	▲19.3%	▼72.1%	▼348.6%
Lodging Peers	Hilton Worldwide	▼56.7%	N/A	N/A	N/A
	Hyatt	▼35.8%	▼5.8%	▼2.7%	N/A
	Marriott	▼81.9%	▼91.6%	▼166.7%	▼452.5%
	Starwood Hotels and Resorts	▼34.0%	▼23.7%	▼54.6%	▼469.9%
	TSR Peer Median	▼35.8%	▼27.0%	▼102.1%	▼452.6%

Source: Bloomberg
Note: As of March 16, 2015 unaffected closing price



1-YEAR UNDERPERFORMANCE

20%
10%
0%
-10%
-20%
-30%
-40%
MGM
TSR Peers
10.6%
25.2%
Mar-14
Jun-14
Sep-14
Dec-14

Source: Bloomberg

Note: As of March 16, 2015 unaffected closing price



3-YEAR UNDERPERFORMANCE

100%
80%
60%
40%
20%
0%
-20%
-40%
MGM
TSR Peers
63.3%
36.3%
Mar-12
Jun-12
Sep-12
Dec-12
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15

Source: Bloomberg
Note: As of March 16, 2015 unaffected closing price



5-YEAR UNDERPERFORMANCE

200%
175%
150%
125%
100%
75%
50%
25%
0%
-25%
MGM
TSR Peers
161.9%
59.8%
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15

Source: Bloomberg

Note: As of March 16, 2015 unaffected closing price



UNDERPERFORMANCE SINCE MR. MURREN BECAME CEO

600%
500%
400%
300%
200%
100%
0%
-100%
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
MGM
TSR Peers
▲538.2%
▲85.6%

> *"MGM'S BOARD HAS A STRONG TRACK RECORD OF DELIVERING SUPERIOR VALUE"*
>
> Letter to Shareholders from the Board, April 13, 2015

Source: Bloomberg

Note: As of March 16, 2015 unaffected closing price



MGM IS SIGNIFICANTLY UNDERVALUED


EV/2015E EBITDA
20.0x
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
18.4x
14.9x
11.9x
Wynn RESORTS
Sands


EV/2016E EBITDA
20.0x
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
17.8x
14.2x
11.2x
Wynn RESORTS
Sands

Are investors skeptical of MGM's ability to create value compared to their operational peers?

Source: JP Morgan, April 2015

Note: For MGM, adjusted enterprise value and EBITDA calculations back out 49.0% stake of MGM Macau and add back MGM's share of CityCenter and Borgata debt and EBITDA

Note: For Wynn, adjusted enterprise value and EBITDA calculations back out 27.7% stake of Wynn Macau debt and EBITDA

Note: For Sands, adjusted enterprise value and EBITDA calculations back out 29.7% stake of Sands China



MGM PERSISTENTLY DEPRESSED VALUATION

Annual EV/EBITDA

28.0x
26.0x
24.0x
22.0x
20.0x
18.0x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
Sands
Wynn
Since 2008, MGM's average EV/EBITDA was 12.4x, compared to 16.4x and 15.0x for Sands and Wynn, respectively
2008
2009
2010
2011
2012
2013
2014
2015E

Source: Deutsche Bank, April 2015



MGM IS OVERLEVERED RELATIVE TO ITS OPERATIONAL PEERS



2014 Net Debt/EBITDA
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
1.2x
3.0x
5.4x
Sands
Wynn RESORTS

The window is open now for MGM to repay a substantial amount of its debt

Source: JP Morgan, April 2015

Note: For MGM, adjusted net debt and EBITDA calculations back out 49.0% stake of MGM Macau and add back MGM's share of CityCenter and Borgata debt and EBITDA

Note: For Wynn, adjusted net debt and EBITDA calculations back out 27.7% stake of Wynn Macau debt and EBITDA

Note: For Sands, adjusted net debt and EBITDA calculations back out 29.7% stake of Sands China



THE COMPANY REMAINS OVERLEVERED


Consolidated Net Debt
$12,800
$12,600
$12,400
$12,200
$12,000
$11,800
$11,600
$11,400
$11,200
$11,000
$11,548.7
$11,604.3
$12,089.3
$11,643.3
$11,875.5
$11,465.0
$12,515.9
2010
2011
2012
2013
2014
2015E
2016E

"And now we have two major holding companies, holding operating companies – Caesars and MGM, both of which have significant debt and they don't have a big way to pay them off…the sucking sound that we hear is their room pricing and trying to reduce the – trying to fill up their properties so they could do something to help pay off their excessive debt."

- **Sheldon Gary Adelson, Chairman, CEO of Sands**

LVS Q2 2013 Earnings Call , July 24, 2013 (emphasis added)

We believe MGM's debt load relative to its operational peers is one of the key reasons that the Company's stock has remained depressed

Source: JP Morgan, February 2015



IS MGM OVEREXTENDING ITSELF AGAIN?



$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
-$500
-$1,000
-$1,500
-$2,000
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015E
CapEx
Cash from Operations
Free Cash
Why is cash flow going negative again?
We believe that negative free cash flow demonstrated MGM's lack of capital allocation discipline which largely contributed to the Company's downturn in late 2007

"And while we now stand on far more solid ground, 2009 still served as a wake-up call…. As a Company, we begin every day with a new lease on life and a keen sense of optimism, <u>armed with the lessons of the past</u>."

- **Jim Murren, Chairman & CEO of MGM**

MGM 2009 Annual Report (emphasis added)

Did MGM really learn from its past?

Source: Capital IQ

Note: Consolidated historical and estimated financials



MGM'S LAS VEGAS PROPERTIES HAVE LAGGED IN MOST YEARS SINCE MR. MURREN BECAME CEO

- Despite holding several of the top properties on the Las Vegas strip, MGM has been unable to surpass the operating efficiency of Wynn and Sands during most years
  - Since 2008, MGM's average EBITDA margin of their Las Vegas Strip properties was 23.5% compared with 24.6% and 26.2% for Sands and Wynn, respectively

EBITDA Margin of Las Vegas Strip Properties

	MGM	Sands	Wynn
2008	28.2%	29.4%	23.0%
2009	23.2%	23.6%	19.8%
2010	20.4%	25.8%	20.9%
2011	22.0%	25.2%	29.7%
2012	22.1%	23.9%	27.5%
2013	24.1%	23.2%	30.8%
2014	24.3%	21.2%	31.5%

Source: JP Morgan, February 2015
Note: Las Vegas consolidated assets for each company



CONSOLIDATED LTM EBITDA MARGIN

LTM EBITDA Margin

40
35
30
25
20
15
10

Dec-08 Dec-09 Dec-10 Dec-11 Dec-12 Dec-13 Dec-14

Sands

Wynn RESORTS

	Employees	LTM Revenue	Revenue/Employee
Sands	48,500	$14,584,000,000	$300,701
Wynn	16,500	5,434,000,000	329,333
MGM	68,100	9,699,000,000	142,422

We believe MGM has excess costs which could be taken out to improve margins

Source: FactSet
Note: Consolidated historical financials



INCONSISTENT FLOW-THROUGH

Percentage of Revenue Flow-Through to EBITDA

90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2011
2012
2013
2014

"50% [flow-through] is still a pretty good benchmark."

- **Jim Murren, Chairman & CEO of MGM**

Q4 2014 Earnings Call, February 17, 2015

MGM has been inconsistent in converting revenues into EBITDA

Source: JP Morgan, February 2015
Note: Only inclusive of MGM's Las Vegas consolidated properties
Note: Flow-through defined as incremental EBITDA divided by incremental revenue



RETURN ON INVESTED CAPITAL

2014 Return on Invested Capital

Company	Return on Invested Capital
Sands	20.0%
Wynn Resorts	15.8%
MGM	1.9%

Source: Bloomberg
Note: Calculated using consolidated financials
Note: Return on invested capital defined as net operating profit after tax divided by average invested capital


MGM RESORTS
INTERNATIONAL™

III. MGM'S HISTORY OF POOR STEWARDSHIP



LACK OF ACCOUNTABILITY

Since Jim Murren became CEO in 2008, MGM has become <u>one of the worst performing companies in the U.S. Consumer Discretionary Index</u>

					U.S. Consumer Discretionary Index	
▲1,412%	▲281%	▲283%	▲434%	▲649%	▲248%	▲**88%**

Is the Board fully aware of this track record of underperformance?

If so, how does the Board explain its continued support of Management?



We question whether the Board has provided sufficient oversight of its CEO and has failed to appreciate the Company's underperformance

Source: Bloomberg
Note: As of March 16, 2015 unaffected closing price



LACK OF ACCOUNTABILITY (CONT.)

Since Jim Murren became CEO in 2008, MGM has recorded more than $4.5 billion in impairment charges, more than a third of the Company's current market cap

- *"In 2009, we recorded non-cash impairment charges of **$176 million** related to our M Resort note, **$956 million** related to our investment in CityCenter, **$203 million** related to our share of the CityCenter residential impairment, and **$548 million** related to our land holdings on Renaissance Pointe in Atlantic City and capitalized development costs related to our MGM Grand Atlantic City Project"*
- *"2010, we recorded non-cash impairment charges of **$1.3 billion** related to our investment in CityCenter, **$166 million** related to our share of the CityCenter residential real estate impairment, and **$128 million** related to our Borgata investment"*
- *"In 2011, we recorded non-cash impairment charges of **$26 million** related to our share of the CityCenter residential real estate impairment, **$80 million** related to Circus Circus Reno, **$23 million** related to our investment in Silver Legacy and **$62 million** related to our investment in Borgata"*
- *"In 2012, we recorded non-cash impairment charges of **$85 million** related to our investment in Grand Victoria, **$65 million** related to our investment in Borgata, **$366 million** related to our land on the north end of the Las Vegas Strip, **$167 million** related to our Atlantic City land and **$47 million** for the South Jersey Transportation Authority special revenue bonds we hold"*
- *"In 2012, we recorded **$18 million** related to our share of the CityCenter residential real estate impairment charge and **$16 million** related to our share of CityCenter's Harmon demolition costs"*
- *"In 2013, we recorded non-cash impairment charges of **$37 million** related to our investment in Grand Victoria, **$20 million** related to our land in Jean and Sloan, Nevada, and **$45 million** related to corporate buildings expected to be removed from service"*
- *"In 2014, we recorded a non-cash impairment charge of **$29 million** related to our investment in Grand Victoria"*

Source: Company filings (emphasis added)



LACK OF ACCOUNTABILITY (CONT.)

MGM has a dreadful track record of capital allocation decisions, in our view

- Buying back shares near their highs
  - In 2006, the Company repurchased 6.5 million shares for a total of $247 million at an average cost of $37.98 per share
  - In 2007, the Company repurchased 9.9 million shares for a total of $827 million at an average cost of $83.92 per share
  - In 2008, the Company repurchased 18.2 million shares for a total of $1.2 billion at an average cost of $68.36 per share
- Shareholder dilution near their lows
  - The Company expanded share count by 76% at an average price of $8.26
  - On May 13, 2009, the Company issued 164.4 million shares at $7.00 per share raising $1.2 billion
  - On October 13, 2015, the Company issued 47.0 million shares at $12.65 per share raising $595 million
- Ill-fated development projects
  - CityCenter debacle ($2.5 billion in impairments – or 50% of their investment)
  - Atlantic City development plans abandoned ($715 million in impairments)
  - MGM Springfield ($800 million of expected investment – *will there be impairments here too?)*

The $4.5 billion in impairments since 2009 represents over one third of MGM's current equity market cap

Source: Company filings



LACK OF ACCOUNTABILITY (CONT.)

In a recent investor presentation, MGM took no ownership for its historical underperformance and, in fact, asserts that the Company has an excellent track record compared to its gaming peers



TRACK RECORD OF DRIVING STRONG PERFORMANCE AND DELIVERING SUPERIOR VALUE

- MGM outperformed gaming peers and the Dow Jones US Gaming Index on a one and three year basis
- Since bottoming during the financial crisis, MGM has significantly outperformed gaming peers and the Dow Jones US Gaming Index

As of year end 2014	Total Shareholder Returns			
	1 Year	3 Year	5 Year	Mar-09 (2)
DJ U.S. Gaming Index	(18.8%)	54.1%	148.0%	556.3%
Gaming Peers Median Returns (1)	(17.7%)	59.5%	147.8%	446.5%
MGM Resorts International	(9.1%)	105.0%	134.4%	940.2%

Source: Factset
Note: Total Shareholder returns reflect the trailing period ended December 31 (or the last close date); total shareholder returns inclusive of ordinary dividends and special dividends; returns have been adjusted to reflect stock splits and corporate spin-offs
(1) Gaming Peers include: LVS, WYNN, BYD, PENN (inclusive of GLPI), CZR and PNK
(2) TSR performance for the gaming peer stocks since MGM's stock bottomed on March 5, 2009

9
MGM RESORTS
INTERNATIONAL

Source: Company presentation released April 27, 2015

- ***MGM uses a March 2009 date – when the Company was nearly bankrupt – to boast about its performance***
- ***Why did MGM "stop the clock" on performance as of 2014?***

- ***What about hospitality peers?***
- ***70% of MGM's Las Vegas revenue is non-gaming***
- ***CZR has declared bankruptcy, but MGM includes it as a performance peer***

Does anyone really think MGM has a "superior" track record?



THE "CITYCENTER DISASTER"

November 9, 2004
MGM announces Project CityCenter at an estimated cost of $4 billion, setting grand opening for late 2009

November 15, 2007
MGM announces 50/50 joint venture with Dubai World, a government investment fund of Dubai, to develop CityCenter

February 2008
Budget increases to 8.7 billion

January 7, 2009
Construction errors are discovered at the Harmon Tower which eventually must be dismantled

November 5, 2009
MGM announces **$1.3 billion of impairment charges related to CityCenter investment**

June 30, 2010
MGM reviews the carrying value of its CityCenter investment and realizes an **additional impairment loss of $1.1 billion**

2004 | 2005 | 2006 | 2007 | 2008 | 2009 | 2010

August 2005
As preliminary construction gets underway, MGM announces a $5 billion budget

October 2007
Budget revised to $7.8 billion because some of the designs are more complex than expected

March 23, 2009
Dubai World sues MGM for project cost overruns, citing that it had to make "capital contributions far in excess" of original estimates

December 16, 2009
CityCenter, including the Vdara, Aria, Mandarin Oriental and the Crystals sections, officially opens

July 14, 2010
The Veer Towers, the final component of CityCenter, opens. The project's final construction cost totals $9.2 billion, about 2.3x the original budget

Has anyone been held accountable for the CityCenter debacle?

Source: Company filings



THE "CITYCENTER DISASTER" (CONT.)


Projected Cost of CityCenter
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
$ in billions
2004
2005
2006
2007
2008
2009

- When CityCenter was initially announced, the Company estimated the project would cost $4 billion
  - MGM went "all-in" and expanded the scale and scope of the project, in our view, like a compulsive gambler who never thought its luck would run out
  - When completed, CityCenter wound up costing more than $9 billion, or more than 2.3x the original estimated cost
- MGM has written off more than 50% of its original investment

> *"Musing on the CityCenter debacle, [Jim Murren] refuses to call it a failure. 'A, it was finished; B, it employs 10,000 people; and C, we didn't file Chapter 11,' he says…."*
>
> - **Daniel Fisher, Forbes**
>
> Forbes, November 16, 2011

Source: Company filings



THE "CITYCENTER DISASTER" (CONT.)


Market Capitalization
$28,492
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$ in millions
From 2007 through 2008
MGM lost more than
$24 billion in market value
$3,805
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08



The **deconstruction** of the Harmon Hotel(1)

"And really despite the economic turmoil that we've seen, we remain ever more confident that… CityCenter will be not only an extraordinarily profitable enterprise for our company and our partner, but it has obviously forever changed the dynamic here in Las Vegas and the competitiveness of our company."

- **Jim Murren, Chairman & CEO of MGM**

Q4 2009 Earnings Call, February 18, 2010 (emphasis added)

Source: FactSet

(1) myarchpassion.wordpress.com



5-YEARS OF PROMISING "RECOVERY"

*"We are very encouraged that the meeting planners, who seemed invisible for the first part of the year, are now being much more active and we're seeing signs of a **recovery** in their business, which therefore translates into business into Las Vegas."*

Q2 2009 Earnings Call, August 3, 2009 (emphasis added)

*"And so as our revenues are **recovering** here, you're seeing an impact on our margins and that is why we believe that this company's margins when the **recovery** in the economy is complete, will be higher than they were even during the hay days of the early part of this decade."*

Q3 2009 Earnings Call, November 5, 2009 (emphasis added)

*"And we've become a more efficient company through this great recession, and we believe we're better positioned than most to benefit from the market **recovery**."*

Q1 2010 Earnings Call, May 6, 2010 (emphasis added)

*"The Las Vegas **recovery** seems to be well underway here."*

Q2 2010 Earnings Call, August 3, 2010 (emphasis added)

*"As the **recovery** is underway, we're seeing organic growth in FIT and in Leisure business allowing us to drive rates."*

Q1 2011 Earnings Call, May 4, 2011 (emphasis added)

*"This combined with very positive forward trends that we're currently seeing leads us to believe that the signs of the **recovery** here in Las Vegas is consistent…."*

Q2 2011 Earnings Call, August 8, 2011 (emphasis added)

*"I think we've positioned ourselves to fully take advantage of the Las Vegas **recovery** that is clearly underway."*

Q3 2011 Earnings Call, November 3, 2011 (emphasis added)

*"I think that all points to the fact that Las Vegas will have in general, not just ourselves, but the market will have a much better year in 2012 because the **recovery** of revenue is more broad based than it was last year and everyone including ourselves are managing our costs."*

Q4 2011 Earnings Call, February 22, 2012 (emphasis added)

*"Again this reports our thesis of a broadening **recovery** in Las Vegas."*

Q1 2012 Earnings Call, May 3, 2012 (emphasis added)

*"Now, the third quarter did present tough comparisons in Las Vegas, however, we do continue to see indications of a **recovery** here."*

Q3 2012 Earnings Call, October 31, 2012 (emphasis added)

*"Visitation to Las Vegas remained strong and macro trends are improving here helping to drive the **recovery**."*

Q1 2013 Earnings Call, May 2, 2013 (emphasis added)



5-YEARS OF PROMISING "RECOVERY" (CONT.)

"Clearly, we see here in Las Vegas a continuation of the recovery."

Q2 2013 Earnings Call, August 6, 2013 (emphasis added)

"And that is why we believe we're separating from the pack as the best positioned company to benefit on the recovering corporate and convention business in Las Vegas."

Q1 2014 Earnings Call, April 29, 2014 (emphasis added)

"We are seeing a more unified recovery as luxury Strip properties grew EBITDA 13% and our combined mid-tier and value resorts increased by some 8%."

Q2 2014 Earnings Call, August 5, 2014 (emphasis added)

"So we think that if the Las Vegas visitation continues to grow, even in the low single-digit rate and that the city-wide convention business steadily recovers to its post-recession level."

Q3 2014 Earnings Call, October 30, 2014 (emphasis added)



2009-2015 Las Vegas Recovery
When will MGM "recover" like their closest peers?
Total Shareholder Return
1500%
1300%
1100%
900%
700%
500%
300%
100%
-100%
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11
Jul-11
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Sands
920.3%
Wynn
328.1%
42.9%

Source: Bloomberg

Note: As of March 16, 2015 unaffected closing price

"I'm sending a message. You ought to get my message. ***I haven't sold any stock****. I've got 432mm shares and I haven't sold one share of stock since 2006 when I did the secondary to create some diversification. I haven't sold any, I have no intention of selling any, and I believe in the long-term improvement of this company."*

– **Sheldon Gary Adelson, Chairman, CEO of Sands**

Sands Q4 2014 Earnings Call , January 28, 2015 (emphasis added)

Is Mr. Murren sending the same message to shareholders?



CHAIRMAN AND CEO SOLD $12 MILLION OF STOCK DURING THE LAST 24 MONTHS OF "RECOVERY"

$30.00
$28.00
$26.00
$24.00
$22.00
$20.00
$18.00
$16.00
$14.00
$12.00
$10.00
Price Per Share
Mar-13
Jun-13
Sep-13
Dec-13
Mar-14
Jun-14
Sep-14
Dec-14
Mar-15
May 13, 2013
Sold 250,000 shares for $3,937,221
September 10, 2013
Sold 150,000 shares for $2,859,090
October 3, 2013
Sold 7,342 shares for $151,090
November 5, 2013
Sold 8,765 shares for $167,850
March 3, 2014
Sold 10,675 shares for $295,343
May 1, 2014
Sold 187,500 shares for $4,725,535
October 3, 2014
Sold 7,342 shares for $162,478
October 7, 2014
Sold 4,459 shares for $97,206
November 5, 2014
Sold 8,765 shares for $190,376

Mr. Murren has never acquired MGM shares on the open market

Source: Capital IQ (line graph); FactSet (text boxes)



MGM'S COMPENSATION METRICS

- MGM uses EBITDA as the primary component to evaluate Chairman and CEO Jim Murren's annual incentive payment
  - *The pursuit of EBITDA could cloud certain decision making on behalf of Management to the detriment of shareholders*

EBITDA Target
EBITDA Actual
EBITDA ($ in millions)
$2,350
$2,150
$1,950
$1,750
$1,550
$1,350
$1,150
$950
$750
From 2010-2011, the Board increased the EBITDA target by ~1%; however, in 2011 the Company began consolidating MGM China's EBITDA, which accounted for $360 million of EBITDA
2012-2013 Board reduces incentive metric
2009: $1,400 / $1,232
2010: $1,487 / $1,083
2011: $1,512 / $1,575
2012: $1,977 / $1,752
2013: $1,968 / $2,094
2014: $2,230 / $2,246
2011-2014: Average EBITDA increase: 16%
Average EBITDA Goal Increase: 8%
IS THE BOARD SETTING "CHALLENGING GOALS"?
CEO Compensation:
$13.8M
$9.8M
$9.9M
$9.6M
$11.0M
$10.2M

Despite inconsistent results, Mr. Murren's pay has been remarkably consistent

Source: Company filings



MGM'S "D" GRADE COMPENSATION



CEO Compensation
Total Shareholder Return
$14,000,000
$12,000,000
$10,000,000
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
140%
120%
100%
80%
60%
40%
20%
0%
-20%
-40%
$13,752,443
$9,775,903
$9,933,557
$9,641,477
$10,991,426
$10,183,159

	2009	2010	2011	2012	2013	2014
Pay	$13,752,443	$9,775,903	$9,933,557	$9,641,477	$10,991,426	$10,183,159
TSR	-33.70%	62.80%	-29.80%	9.60%	102.50%	-8.80%

"The Company has been deficient in linking executive pay to corporate performance, as indicated by the 'D' grade received by the Company in Glass Lewis' pay-for-performance model. A properly structured pay program should motivate executives to drive corporate performance, thus aligning executive and long-term shareholder interests. In this case, the Company has not implemented such a program. Furthermore, we note that the Company received pay-for-performance grades of 'D' in both our 2013 and 2012 Proxy Papers. In our view, shareholders should be deeply concerned with the compensation committee's sustained failure in this area."

Glass Lewis, MGM 2014 Proxy Paper report (emphasis added)

Source: Company filings (CEO compensation); FactSet (TSR)



CORPORATE JET USAGE

MGM has a fleet of luxury jets on standby to fly high-rollers and MGM directors and management around the world on demand

2014 Personal Usage of MGM Aircraft

Alexis Herman	Rose McKinney-James	Jim Murren
$18,462	**$4,477**	**$212,417**

MGM AIRPLANES

- N720MM Boeing 737-7ET
- N721MM Gulfstream G-550
- N722MM Gulfstream G-350
- N723MM Gulfstream G-350
- N725MM Gulfstream G-550
- N728MM Gulfstream G-450

"Pursuant to his employment agreement, Mr. Murren is entitled to request the personal use of aircraft, but he must generally reimburse us for costs associated with such use to the extent the value of such use (as computed under SEC rules) exceeds $250,000."

2014 MGM Proxy Statement

Source: Company filings (table); flightaware.com (list of aircraft)



RECENT DEAD HAND PROXY PUT PROVISION IS AN EGREGIOUS ENTRENCHMENT TECHNIQUE, IN OUR VIEW

- MGM implemented a dead hand proxy put provision in the Company's credit agreement on December 20, 2012 (the "Debt Agreement")(1)
  - *The proxy put is a provision in the Debt Agreement that states, if a majority of the Board is replaced from an actual or threatened proxy contest or consent solicitation within a 24-month period, it would be considered an "event of default," and the debt could be immediately required to be pre-paid in full*
  - *As the Company has noted, in the event it defaults under the Debt Agreement, it "**could trigger cross defaults under other agreements governing our long-term indebtedness**"*
  - *Potentially coercing shareholders into voting for their incumbent nominees in this fashion, in our view, represents a complete and utter lack of respect for the shareholder franchise and a blatant example of entrenchment*
- MGM is currently facing a lawsuit from one of its shareholders, the Pontiac General Employees Retirement System ("Pontiac"), who is demanding that MGM remove this provision(2)
  - *In spite of repeated empty promises, MGM has failed to remove this provision*
  - *Pontiac asserts in its suit that "[t]he Board breached their fiduciary duties by approving and maintaining the dead hand proxy put, which serves no identifiable purpose other than to entrench the incumbent Board"*
- The Delaware Chancery Court has repeatedly criticized proxy puts, noting that they **"highlight the troubling reality that corporations and their counsel routinely negotiate contract terms that may, in some circumstances, impinge on the free exercise of the stockholder franchise"**(3)



EFiled: Oct 31 2014 02:57PM EDT
Transaction ID 56274874
Case No. 10290-VCG

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

PONTIAC GENERAL EMPLOYEES RETIREMENT SYSTEM, Plaintiff, v. ROBERT H. BALDWIN, WILLIAM A. BIBLE, WILLIE D. DAVIS, ALEXIS M. HERMAN, ROLAND HERNANDEZ, ANTHONY MANDEKIC, ROSE MCKINNEY-JAMES, JAMES J. MURREN, AND DANIEL J. TAYLOR, and BANK OF AMERICA, N.A., Defendants, and MGM RESORTS INTERNATIONAL, INC., Nominal Defendant.	PUBLIC VERSION FILED ON: OCTOBER 31, 2014 C.A. No 10290-VCG

VERIFIED CLASS ACTION AND DERIVATIVE COMPLAINT

Plaintiff, Pontiac General Employees Retirement System ("Plaintiff"), on behalf of itself and all other similarly situated public stockholders of MGM Resorts International, Inc. ("MGM" or the "Company), brings the following Verified Class Action and Derivative Complaint (the "Complaint") (i) against members of the Company's board of directors (the "Board"), defendants Robert H. Baldwin, William A. Bible, Willie D. Davis, Alexis M. Herman, Roland Hernandez, Anthony Mandekic, Rose McKinney-James, James J. Murren, and Daniel J.

> *"Why should credit providers be protected from a mere turnover of independent directors? Can't creditors adequately protect themselves with other debt covenants (e.g., minimum ratings, coverage ratios, etc.)?"*
>
> ISS M&A Edge Report "AMLN - The Poison Put Defense", March 31, 2009

(1) Source: Company filings
(2) Source: Pontiac General Employees Retirement System v. Baldwin, Bible, et al (Del. Ch. 2014) (emphasis added)
(3) Source: San Antonio Fire & Police Pension Fund v. Amylin Pharmaceuticals, Inc., 983 A.2d 304, 319 (Del. Ch. 2009) (emphasis added)



MGM'S IMPULSIVE REACTIONS TO OUR ENGAGEMENT ONLY FURTHER OUR CONCERNS

Since the start of our engagement with MGM, a number of things have happened that only increased our conviction that the current Board is entrenched and would benefit from a rejuvenated culture

Moving the Annual Meeting date up from its historical dates to limit the impact of our engagement

"Hernandez-gate"

Announcing the retention of an investment bank to evaluate a REIT structure, but simultaneously pre-judging our proposed REIT structure as "seriously flawed"



LAND AND BUILDINGS – MGM TIMELINE

$24.00
$23.00
$22.00
$21.00
$20.00
$19.00
$18.00
$17.00
Price Per Share
2-Jan
12-Jan
22-Jan
1-Feb
11-Feb
21-Feb
3-Mar
13-Mar
23-Mar
2-Apr
12-Apr
22-Apr
January 16 Representatives of Land and Buildings meet with Management, including Mr. Murren
February 9 Land and Buildings requested the form of nomination
February 17 Mr. Murren appears on CNBC, where he states that MGM is willing to consider a REIT
February 20 Representatives of Land and Buildings again meet with Management
March 2 Land and Buildings provides notice of intention to nominate four independent directors to the Board
March 17 Land and Buildings releases investor presentation highlighting what they believed to be the opportunity in the Company – MGM's share price closes 10.6% higher
March 20 MGM files preliminary proxy, which excluded Land and Buildings' four independent director nominees
April 8 Land and Buildings director nominee resigns from the board of Vail, for which MGM Lead Independent Director Roland Hernandez also serves as Lead Independent Director
April 9 MGM discloses $400 million CityCenter special dividend
April 20 MGM announces the retention of Evercore to review strategic options, including Land and Buildings' so-called "flawed proposal"

Source: Capital IQ (line graph); Company filings (April 8 and 20 text boxes)



THE BOARD ACCELERATED THE RECORD DATE AND MEETING DATE

Moving the record date up by 10 days limits the likelihood that new shareholders who believe change is necessary will be able to vote their shares at the annual meeting



Record Date
March 30
2015
April 10
2014
April 17
2013
2012
April 21
2011
2010

*"We intend to hold our 2015 annual meeting of stockholders in **June 2015**."*

MGM 2014 Proxy Statement (emphasis added)



Annual Meeting Date
May 28
2015
June 5
2014
June 12
2013
2012
June 14
2011
2010
June 15

This year, the Board accelerated both the record date and the meeting date materially from their historical dates in what we believe was an effort to limit the full impact of shareholder democracy following our nominations

Source: Company filings



"HERNANDEZ-GATE"

- MGM's Lead Independent Director, Roland Hernandez, is also the Lead Independent Director of Vail, where he and one of our nominees, Richard Kincaid, had jointly sat on the board for eight years
  - ***Just days after we sent Mr. Hernandez a letter, Mr. Kincaid was given an ultimatum by Vail – pull out of the Land and Buildings slate for MGM or resign from the board of Vail***

VAIL RESORTS
EXPERIENCE OF A LIFETIME™



Richard Kincaid had been on the Vail board since 2006, and his **average support at Vail shareholder meetings was 94%**[1]



Roland Hernandez has been on the Vail board since 2002, and his **average support at Vail shareholder meetings was 86%**[1]

THE WALL STREET JOURNAL.

"Shortly after Mr. Litt's Land & Buildings Investment Management LLC nominated Mr. Kincaid and three others to the casino company's board, Mr. Kincaid found himself in the cross hairs of Vail directors, including Mr. Hernandez and Chief Executive Officer Robert Katz, according to the people. ***He was uninvited from a scheduled three-day retreat for Vail directors and soon advised that he should either give up his MGM campaign or resign from Vail, the people said."***

April 17, 2015

(1) Source: Institutional Shareholder Services; Note: Average support of shares outstanding at all shareholder meetings for which Mr. Kincaid and Mr. Hernandez were on the Vail board



HIRING A NEW ADVISOR AS WINDOW DRESSING, IN OUR VIEW

- On April 20, 2015, MGM announced that they had retained Evercore to evaluate a potential REIT structure; however, we greatly discount the veracity of this action, as this announcement was paired with the release of a presentation containing anti-REIT rhetoric suggesting that the Company was pre-judging any analysis
  - *MGM characterized our proposed REIT structure as "seriously flawed"*
  - ***MGM also failed to establish a timeline for the evaluation or to form a special committee of independent directors to receive and evaluate Evercore's work***
  - *Furthermore, in its most recent investor presentation, MGM clings to select sell-side research reports which question any REIT structure*

LAND & BUILDINGS' PROPOSAL IS SERIOUSLY FLAWED
Land & Buildings' proposal makes numerous financial, structural and tax assumptions that appear unsupported or factually incorrect, leading to a questionable value proposition as presented
Major challenging assumptions include, but are not limited to:
Unsubstantiated cash flow assumptions that drive Land & Buildings' value creation proposition
Inconsistent and overlapping use of both net lease and lodging REIT structures
Significant leveraging and untenable special distribution by MGM China
Unaddressed and oversimplified assessment of financial , structural and tax issues associated with a REIT conversion, asset sales and MGM China dividend
A narrow, short-term focus which fails to consider the complexities of operating and growing a global gaming company to maximize long-term shareholder value, including a complex regulatory framework with which MGM's Board has a great deal of experience
18


MGM RESORTS
INTERNATIONAL

IS THIS THE LANGUAGE OF A COMPANY SERIOUSLY CONSIDERING A REIT STRUCTURE?

Source: MGM presentation released April 20, 2015



MGM IS MISSING THE POINT OF OUR CAMPAIGN

- Rather than present its own ideas on how MGM can fulfill its potential, the Company is instead spending shareholder money in an attempt to discredit our proposal
  - ***We note that MGM's stock went up nearly 11% on the day our proposal was made public – so it would seem that many MGM shareholders found merit to our proposal***
  - *As we are only seeking a minority position on the Board, any idea our nominees put forward for consideration would have to be approved by remaining directors that it was an appropriate initiative*
    - *Three of our four director nominees have no allegiance to our firm – nor our REIT proposal – and while our nominees agree that our proposal merits serious consideration, none of these nominees have "signed off" on our proposal*



WALL STREET SKEPTICAL OF LAND & BUILDINGS' PROPOSAL
INCONSISTENT REIT STRUCTURES
OVERSIMPLIFIED ASSESSMENT WITH UNADDRESSED KEY ISSUES
LAND & BUILDINGS' PROPOSAL HAS SERIOUS FLAWS
Land & Buildings' proposal makes numerous financial, structural, and tax assumptions that appear unsupported or factually incorrect, leading to a questionable value proposition as presented
Major challenging assumptions include, but are not limited to:
Unsubstantiated cash flow assumptions that drive Land & Buildings' value creation proposition
Inconsistent and overlapping use of both net lease and lodging REIT structures
Significant leveraging and untenable special distribution by MGM China
Unaddressed and oversimplified assessment of financial, structural and tax issues associated with a REIT conversion, asset sales and MGM China dividend
A narrow, short-term focus which fails to consider the complexities of operating and growing a global gaming company to maximize long-term shareholder value, including a complex regulatory framework with which MGM's Board has a great deal of experience
Land & Buildings' over-simplistic proposal fails to consider the complexities of running a global gaming and leisure company

The vote at MGM is about stewardship – creating a board that credibly evaluates ideas and holds management accountable

Source: MGM presentation released April 27, 2015


MGM RESORTS
INTERNATIONAL™

IV. LAND AND BUILDINGS' SUGGESTIONS TO CREATE VALUE



SUMMARY OF OUR VALUE CREATION SUGGESTIONS

- After years of poor performance, we believe MGM needs an invigorated board to explore the numerous available paths to create sustainable shareholder value
- While we continue to believe that pursuing a REIT structure would be an excellent path for creating value for MGM shareholders, we believe there are numerous additional steps that the Company should candidly explore that could also create sustained shareholder value
  - *If elected to the Board, our nominees would work to stem what we view as the culture of complacency on the current board and undertake an independent review of numerous options, including:*

- **Unlocking Value of Real Estate**
- **Selling Non-Core Assets**
- **Deleveraging the Balance Sheet**
- **Reducing Expenses for Margin Improvement**
- **Improving Capital Allocation**
- **Improving Compensation Structure**

Accomplished with LANDandBUILDINGS PROPOSAL

The Board would benefit from a credible "everything is on the table" culture



IDEAL TIME TO TAKE ACTION

- After meeting with us, but prior to any announcement of our public involvement, Jim Murren suggested on national television that the Company might explore a REIT structure[1]
  - *We believe that Mr. Murren's assertion that the Company could explore a REIT structure lacks credibility, and his statements were nothing more than an attempt to pacify shareholders who believe that the REIT structure should be* ***independently evaluated during this window of opportunity to potentially permanently revalue MGM's assets at higher levels***
- There are numerous factors that make now an ideal time for MGM to explore our proposed structure:
  - **Poor Performance**
    - *MGM and its board should no longer get the benefit of the doubt that they will create sustainable shareholder value, and given its track record, the Company owes it to shareholders to explore a full range of possible structures*
  - **Las Vegas Fundamentals**
    - *Limited new construction benefits MGM's premier position, and all relevant metrics indicate cycle "sweet-spot"*
  - **REITs**
    - *REITs have a demonstrated track record of outperformance versus the S&P 500 Index*
    - *A REIT structure would create capital spending discipline*
    - *Two other gaming companies have either implemented a REIT structure or have publicly committed to the structure, and in each of these situations, tremendous value was created for shareholders*
  - **Debt Repayment**
    - *A significant portion of MGM's debt matures over the next few years and can be retired with limited costs*
  - **Taxes**
    - *MGM will become a tax-payer in 2015 which a REIT structure can help minimize*

(1) Source: http://video.cnbc.com/gallery/?video=3000354393



IDEAL TIME: POOR PERFORMANCE


1-Year TSR vs. TSR Peers
20%
10%
0%
-10%
-20%
-30%
-40%
Mar-14
Jun-14
Sep-14
Dec-14


3-Year TSR vs. TSR Peers
100%
80%
60%
40%
20%
0%
-20%
-40%
Mar-12
Sep-12
Mar-13
Sep-13
Mar-14
Sep-14
Mar-15


5-Year TSR vs. TSR Peers
200%
175%
150%
125%
100%
75%
50%
25%
0%
-25%
Mar-10
Mar-11
Mar-12
Mar-13
Mar-14
Mar-15


TSR since Jim Murren became CEO vs. TSR Peers
600%
500%
400%
300%
200%
100%
0%
-100%
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14

MGM's historical underperformance should motivate the Board to take action

Source: Bloomberg; Note: As of March 16, 2015 unaffected closing price



IDEAL TIME: LAS VEGAS FUNDEMENTALS



Las Vegas ADR
$120
$115
$110
$105
$100
$95
$90
2009
2010
2011
2012
2013
2014



Las Vegas Occupancy Rates
88%
87%
86%
85%
84%
83%
82%
81%
80%
2009
2010
2011
2012
2013
2014



Las Vegas RevPAR
$105
$100
$95
$90
$85
$80
$75
2009
2010
2011
2012
2013
2014

*"The '**Las Vegas recovery' thesis is clearly building momentum**; 2014 saw the highest visitation growth in Vegas (+4%) since the recovery started in 2011 and airline seat capacity into the market in 1H15 will be the highest since 2011. MGM's 2014 LV revenue was still ~20% below peak (EBITDA 40% below peak)."*

Morgan Stanley, March 18, 2015

We believe now is an ideal time to capitalize on Las Vegas' momentum

Source: Las Vegas Convention and Visitors Authority; Note: ADR refers to average daily rate and RevPAR refers to revenue per available room



IDEAL TIME: REIT FUNDEMENTALS

We believe REIT investors would welcome a high-quality, Las Vegas-focused lodging REIT

- Las Vegas is the largest hotel market in the U.S. by a significant margin, and public REIT investors currently have no way to obtain exposure to this market
- An MGM REIT would be a meaningful weight in the REIT Index and would be a must-own company, in our view, given its size and strong fundamentals

Public Lodging REIT Room Count Exposure to 10 Largest U.S. Hotel Markets

	Room Count	BEE	DRH	HST	SHO	LHO	PEB	FCH	RLJ	Average
Las Vegas	**169,100**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**	**0%**
Orlando	119,800	0%	4%	3%	6%	0%	0%	5%	0%	2%
Chicago	108,700	21%	14%	5%	10%	10%	0%	2%	12%	9%
Washington D.C.	106,200	3%	6%	10%	10%	16%	7%	0%	5%	7%
New York	106,000	4%	15%	12%	8%	11%	13%	2%	7%	9%
Los Angeles	97,200	5%	9%	3%	11%	7%	12%	7%	2%	7%
Atlanta	93,900	0%	3%	4%	0%	0%	6%	5%	2%	3%
Dallas	78,200	0%	5%	0%	0%	0%	0%	4%	2%	1%
Houston	74,700	0%	0%	3%	7%	0%	0%	2%	5%	2%
Phoenix	62,100	9%	0%	2%	0%	0%	0%	2%	0%	2%

Source: Green Street Advisors



IDEAL TIME: REITS ARE PROVEN OUTPERFORMERS


REITs vs. S&P 500 Index
S&P 500
REITs
Since 1994, REITs have outperformed the S&P 500 Index by 230%
884.6
654.8
900
800
700
600
500
400
300
200
100
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014


Annual Returns
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
MSCI US REIT Index
S&P 500 Index
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014

The REIT universe is large – over $800 billion equity market cap – and spreading to more sectors

There are 22 REITs in the S&P 500 Index

REITs have far outpaced the S&P 500 Index over the last 20 years and, on an annual basis, outperformed the S&P 500 Index in 13 of the last 20 years

Source: Bloomberg (graphs); NAREIT (market cap of REITs)



IDEAL TIME: REITS' SUSTAINABLE PERFORMANCE

REITs have historically performed well in a variety of environments, including rising interest rates and after Fed tightening begins

REIT Average Returns Strong at Start of Fed Tightening

Average Returns	S&P 500 Index	REITs
1 Year After Fed Tightening Begins	6%	13%
2 Years After Fed Tightening Begins	16%	35%

Source: Bloomberg
Note: Data analyzed is after the first interest rate increase in the 1994, 1999, and 2004 Fed tightening cycles



CASE STUDY: REIT CONVERSION AT PENN NATIONAL

Penn National Gaming Inc. ("Penn") shareholders have enjoyed an 81% return since REIT announcement

- Appreciation in Penn continued after significant first-day rally
  - *28% stock rally on November 16, 2012, for Penn after announcing a spin-off of its real estate into a REIT*
  - *81% total return for Penn shareholders prior to the announcement to current market price has significantly outperformed the S&P 500 Index*
- MGM REIT's superior asset quality and growth prospects could warrant a premium to the 15.0x EBITDA multiple of Gaming and Leisure Properties Inc. ("GLPI")


PENN NATIONAL
GAMING, INC.
Adjusted Price Per Share
$70.00
$65.00
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$37.61
$48.23
+28%
$58.97
+57%
$60.55
+61%
$68.09
+81%
Day before REIT conversion announement
Closing price day of REIT conversion announement
Day before REIT spin
Closing price day of REIT spin
Today

Undervalued gaming and lodging real estate in the public markets is already being monetized

Source: Bloomberg
Note: As of April 24, 2015



CASE STUDY: POTENTIAL REIT CONVERSION AT PINNACLE ENTERTAINMENT

Value creation for Pinnacle Entertainment Inc. ("Pinnacle") shareholders could be either through REIT spin-off or real estate sale to a third party

- 43% stock rally for Pinnacle since announcement that it planned to pursue a REIT conversion on November 6, 2014, significantly outperforming the S&P 500 Index and REITs
- GLPI offered to buy real estate of Pinnacle at about a 50% premium to Pinnacle's volume-weighted average price over the last 30 days on March 9, 2015



PINNACLE
ENTERTAINMENT
Adjusted Price Per Share
$38.00
$36.00
$34.00
$32.00
$30.00
$28.00
$26.00
$24.00
$22.00
$20.00
$25.64
$27.42
+7%
$31.61
+23%
$36.74
+43%
Day before REIT potential conversion announement
Closing price day before GLPI offer
Closing price day of GLPI offer
Today

Pinnacle's shares have returned 43% since the announcement of potential real estate monetization

Source: Bloomberg
Note: As of April 24, 2015



IDEAL TIME: DEBT REPAYMENT OPPORTUNITY

MGM Capital Structure as of December 31, 2014

$ in millions

	Principal	Coupon	Maturity
MGM Grand Paradise Term Loan Credit Facility	$ 553.2	HIBOR +2.5%	-
Term Loan A	1,030.0	LIBOR +2.5%	-
Term Loan B	1,720.0	LIBOR +2.5%	-
4.25% Convertible Senior Notes, Due 2015	1,451.4	4.250%	2015
6.625% Senior Notes, Due 2015	875.4	6.625%	2015
10% Senior Notes, Due 2016	498.0	10.000%	2016
6.875% Senior Notes, Due 2016	242.9	6.875%	2016
7.5% Senior Notes, Due 2016	732.7	7.500%	2016
7.625% Senior Notes, Due 2017	743.0	7.625%	2017
11.375% Senior Notes, Due 2018	468.9	11.375%	2018
8.625% Senior Notes, Due 2019	850.0	8.625%	2019
5.25% Senior Notes, Due 2020	500.0	5.250%	2020
6.75% Senior Notes, Due 2020	1,000.0	6.750%	2020
6.625% Senior Notes, Due 2021	1,250.0	6.625%	2021
7.75% Senior Notes, Due 2022	1,000.0	7.750%	2022
6% Senior Notes, Due 2023	1,250.7	6.000%	2023
7% Debentures, Due 2036	0.6	7.000%	2036
6.7% Debentures, Due 2096	4.3	6.700%	2096

There is a window open for MGM to retire half of its debt in the near term with no penalty

Source: Capital IQ



IDEAL TIME: TAXPAYER IN 2015

MGM is expected to become a U.S. income tax payer in 2015, creating urgency for a REIT conversion

For example, due to the tax efficiencies of the REIT structure, we estimate $3 billion of value could be created from a conversion to a REIT structure if MGM's annual income taxes grew to $200 million (applying a 15.0x multiple), because profits will pass through the REIT to shareholders

An Astonishing Amount of Value Creation Potential

Source: mgmmirage.com



HOULIHAN LOKEY'S INDEPENDENT REVIEW OF OUR ANALYSIS

We retained an independent investment bank, Houlihan Lokey, to provide an independent review of our proposed REIT structure

After that review, we have made minor adjustments to our analysis contained in this presentation

The key adjustments are:

- ✓ *Reduced size of MGM China special dividend of $1 billion*
- ✓ *Assumed tax leakage on MGM China special dividend and asset sales at 10-15% of proceeds to MGM*
- ✓ *Used slightly more conservative EBITDA multiple valuations*
- ✓ *Provided for higher rent coverage on the REIT*

Our estimated MGM net asset value is $30-$33 following an independent review by Houlihan Lokey, highlighting significant upside from current stock price



LAND AND BUILDINGS' PROPOSAL

MGM REIT

- Would be the only REIT with exposure to the recovering Las Vegas hotel and gaming business
- 65% of EBITDA from non-gaming activities would, in our view, enjoy a strong rebound
- Could capture maximum upside and EBITDA at the REIT through rent bumps and tight rent coverage
- Positioned to be a consolidator and developer of integrated resort assets, given relatively low net debt/EBITDA and likely attractive cost of capital
- Ample free cash flow to fund capital expenditures and dividend
- Internally advised

$22-$24/share

MGM LODGING

- Lodging C-Corp with significant recurring high-growth management fee income
- Potential EBITDA upside opportunity from gaming and lodging EBITDA in excess of rental payments/fees
- Positioned to be a consolidator of management contracts, given modest net debt/EBITDA and likely attractive cost of capital
- Operator of U.S. assets and lessee to the REIT
- Manager and owner of shares of MGM China

$9-$10/share

If elected, our nominees would constitute a small minority of the Board and will seek to ensure that there is an unbiased evaluation of a REIT structure

Note: Figures reflect Land and Buildings estimated value per share; overall net asset value of $30 and $33 in the low and high scenarios, respectively, reflect additional transaction costs of $250 million and $150 million, respectively, that are not reflected in MGM REIT or MGM Lodging C-Corp's valuations above



LAND AND BUILDINGS' PROPOSAL (CONT.)

$ in millions, except per share

MGM REIT

	Low			High		
	2016E EBITDA	Multiple	Value	2016E EBITDA	Multiple	Value
Hotel/Gaming NOI	$ 1,272	14.5x	$ 18,448	$ 1,363	15.0x	$ 20,496
Other Assets			998			1,139
Corporate Expense/Other	(50)	14.5x	(725)	(50)	15.0x	(752)
Gross Asset Value	**$ 1,222**	**14.5x**	**$ 18,720**	**$ 1,313**	**15.0x**	**$ 20,884**
Current MGM Pro Rata (Debt)/Cash			(10,726)			(10,726)
Proceeds From MGM China Special Dividend			510			510
Less Tax Leakage on Special Dividend			(77)			(51)
Proceeds From Asset Sales			2,190			2,340
Less Tax Leakage on Asset Sales			(328)			(234)
Proceeds From Allocation of Debt to Lodging C-Corp			2,500			1,500
Net Asset Value			**$ 12,789**			**$ 14,222**
Price Per Share			**$22**			**$24**
Debt to EBITDA			4.9x			5.1x
Debt to Gross Asset Value			32%			32%

Our proposed structure includes initiatives to repair MGM's balance sheet: monetization of non-core assets and a special dividend from MGM China

Note: Land and Buildings analysis based on Company filings

Note: All figures pro rata based on MGM ownership; approximately 1.5x EBITDAR/rent coverage in high scenario, and approximately 1.6x EBITDAR/rent coverage in low scenario, assuming all income of C-Corp is used to guarantee rent payment to REIT (including MGM China/Fees); $50 million of higher corporate expense than current MGM structure to reflect increased public company costs; existing MGM debt will remain at parent/REIT and assumes allocation of $1.5 billion of debt to C-Corp in the high scenario and $2.5 billion of debt to the C-Corp in the low scenario; debt is based on year-end 2014 filings, excluding $1.45 billion convert, which is included in share count; cash includes $600 million of U.S. discretionary cash generation; Other assets reflects spending to date on U.S. developments as well as estimated discounted development profit (principally Maryland)



LAND AND BUILDINGS' PROPOSAL (CONT.)

$ in millions, except per share

MGM LODGING

	Low			High		
	2016E EBITDA	**Multiple**	**Value**	**2016E EBITDA**	**Multiple**	**Value**
Management Fees: MGM China, CityCenter, and REIT	$ 293	13.0x	$ 3,809	$ 293	14.0x	$ 4,102
Hotel/Gaming Profit Participation	245	7.0x	1,717	154	8.0x	1,235
MGM China (Valued at Current Market Value)	306	12.4x	3,809	306	12.4x	3,809
Corporate Expense/Other	(150)	10.3x	(1,540)	(150)	11.9x	(1,789)
Gross Asset Value	**$ 694**	**10.3x**	**$ 7,795**	**$ 603**	**11.9x**	**$ 7,357**
Net (Debt)/Cash – U.S.			(2,500)			(1,500)
Net (Debt)/Cash – MGM China			(264)			(264)
Net Asset Value			**$ 5,031**			**$ 5,593**
Price Per Share			**$9**			**$10**
Debt to EBITDA			4.0x			2.9x
Debt to Gross Asset Value			35%			24%

Significant recurring fee income, high growth potential, and high-quality asset focus should enable MGM Lodging to command a high multiple, in our view

Note: Land and Buildings analysis based on Company filings

Note: All figures pro rata based on MGM ownership; $100 million of corporate expense allocated to Management Fees segment; U.S. debt reflects allocation of $1.5 billion of debt to C-Corp in the high scenario and $2.5 billion of debt to the C-Corp in the low scenario; MGM China net debt reflects MGM's share of debt based on year-end 2014 filings, adjusted for $1 billion special dividend and $250 million of discretionary cash generation from MGM China; MGM China current market value as of April 27, 2015



LAND AND BUILDINGS' PROPOSAL (CONT.)

Sale of non-core assets to reduce debt

- We believe MGM could generate more than $2 billion through the sale of non-core assets, the proceeds of which are used in our proposal to pay down debt
  - *Note that MGM will have the ability to repay more than $5 billion of maturities in 2015 and 2016, as well as the credit facility, with limited transaction costs (see page 59)*

$ in millions	*Low*			*High*		
	2016E EBITDA	Multiple	Value	2016E EBITDA	Multiple	Value
U.S. Asset Sales	$ 150	9.0x	$ 1,350	$ 150	10.0x	$ 1,500
Crystals Mall Sale	28	22.2x	611	28	22.2x	611
Other JV Sales			228			228
Total Asset Sale Proceeds			**$ 2,190**			**$ 2,340**

"And they [MGM and Caesars] don't have the business model we do to sell off non-core assets and pay down all our debt. We could be totally debt free by selling off just our malls, not necessarily the apartments, but just the malls. We could be totally debt free. So that's an opportunity that we have that others don't have. And as long as they're in that position they're going to keep their room rates down. Hopefully, they get out of it.

Sheldon Gary Adelson, Chairman, CEO of Las Vegas Sands
LVS Q2 2013 Earnings Call , July 24, 2013 (emphasis added)

Source: Land and Buildings analysis based on Company filings

Note: All figures pro rata based on MGM ownership; "Other JVs" sold at book value and defined as Elgin Riverboat Resort–Riverboat Casino – Grand Victoria (50%) and other JVs excluding Borgata and CityCenter



LAND AND BUILDINGS' PROPOSAL (CONT.)

MGM China special dividend to reduce debt

- Part of our proposed structure is to repatriate cash from MGM China to parent company
  - *$1 billion special cash dividend by MGM China represents opportunity for tax-efficient debt reduction at parent company*
    - Based on discussions with MGM senior management, MGM China could distribute significant cash on a tax-efficient basis to its shareholders via a special dividend, providing MGM parent company with a significant cash inflow to delever
    - MGM had $2.6 billion in foreign tax credits at year-end 2014, up from $1.8 billion at year-end 2013
    - Earnings accelerator could also be utilized to maximize tax efficiency
    - We assume 10%-15% tax leakage on the special dividend
  - *MGM China would have the necessary financing capacity to fund its upcoming capital needs, and MGM REIT could provide a loan to MGM China if necessary*
  - *MGM could spin out MGM China following the payment of the special dividend to focus investors on attractive and accelerating domestic trends*
  - *In one of our meetings with Jim Murren, when we inquired as to MGM China's capacity to return capital to the parent company on a tax-efficient basis, he responded:* ***"as much as we want"***

> *"And, but we have set a precedent already of dividend-ing out excess cash to shareholders when appropriate. So without giving you specifics in terms of timing or quantum, it's clearly an objective of the board of MGM China to balance growth and return to shareholders."*
>
> \- **Jim Murren, Chairman & CEO of MGM**
>
> Q3 2011 Earnings Call, November 3, 2011

Source: Company filings



ADDITIONAL VALUE-CREATING OPTIONS

Reducing Expenses/Margin Improvement

- MGM appears to have materially higher expenses compared to its operational peers
  - *We are not encouraged by Management's comments regarding expense reductions*
  - ***We believe our director nominees, if elected, would help pressure the Board and Management to honestly inquire into the Company's operations with an eye toward reducing expenses***
  - *Any expansion of EBITDA margin through a commitment to reducing expenses could dramatically improve MGM's stock price*

> *"From a standpoint of cutting expenses… we always are doing that…. Every year, we look to take costs out of our business... but at this point, we're showing margin growth… and so* ***I don't see a need or even an opportunity to cut costs*** *when our revenues are building."*
>
> \- **Jim Murren, Chairman & CEO of MGM**
>
> Q2 2011 Earnings Call, August 8, 2011 (emphasis added)

> *"Said simply, should MGM reestablish the cost saving spread per gaming position versus peers that it possessed in 2007, the incremental EBITDA impact* ***would be an astounding $573 million…."***
>
> Deutsche Bank, June 25, 2012 (emphasis added)



ADDITIONAL VALUE-CREATING OPTIONS (CONT.)



2015E Consolidated EBITDA Margin
36%
34%
32%
30%
28%
26%
24%
22%
20%
34.9%
29.2%
22.7%
Sands
Wynn
RESORTS

$ in millions, except per share

	2015E
Total Net Revenue (Consolidated)	$ 9,899
Incremental EBITDA from 2% Margin Improvement	198
EV/EBITDA	11.9x
Incremental Equity Value	2,356
Shares Outstanding	589
Share Price Improvement	$ 4.00
% Improvement	18%

With just a 2% improvement in EBITDA margin, which would still meaningfully trail their operational peers, we believe MGM shares could increase by 18%

Source: JP Morgan, February 2015 (2015E consolidated EBITDA margin, total net revenue consolidated, EV/EBITDA); Land and Buildings estimates (shares outstanding)



IMPROVE CAPITAL ALLOCATION

- MGM's poor record of capital allocation has, in our view, resulted in billions of dollars of impairment charges and contributed to the perpetual discount on the Company's valuation compared to its operational peers
  - *We ask that the Board start to apply greater scrutiny to the Company's use of capital*

MGM's historical focus:
Increasing size and increasing leverage



Business

- Capital expenditures
  - *Multi billion dollar developments*
- M&A

What we'd like to see more of:
Increasing shareholder value



Shareholders

- Reducing debt
- Share repurchases
- Dividends
- Asset sales

- *We recognize the balance between investing in growth and returning capital to shareholders and do not suggest that the Company permanently shift its capital allocation strategy toward "financial engineering" – rather we believe that MGM must make some near-term changes in its capital allocation focus before committing to additional expansion*
- *Once the Company has successfully reduced leverage and closed its persistent valuation gap compared to its operational peers, we will support prudent expansion so long as a new **culture of accountability** is established*



IMPROVE COMPENSATION STRUCTURE

- MGM uses EBITDA as a primary component to evaluate Chairman and CEO Jim Murren's annual incentive payment
  - *The pursuit of EBITDA could cloud certain decision making on behalf of Management to the detriment of shareholders*
- We recommend that the compensation committee hire a new compensation consultant to ensure that Management's compensation is directly tied to maximizing shareholder value
  - *To be clear, we are not suggesting that Management should be paid less – in fact, we would be happy for Management to earn substantially more, so long as their compensation is a result of creating sustainable value for shareholders*
- We would also seek to have a discussion with the Board about stock-ownership requirements
  - *We are concerned about the lack of open market acquisitions of MGM stock by Management and the Board and would suggest that the Board implement a policy that a portion of annual board fees be used for the acquisition of MGM shares on the open market*

> *"As we have noted in previous years, we believe the Company's long-term incentive arrangement does not sufficiently link pay with long-term performance. While the PSUs are based on stock price appreciation, such a simple performance hurdle is not adequately rigorous and as such makes these awards only marginally superior to regular time-vesting awards. Similarly, the continued grants of RSUs based upon EBITDA measured over only a six-month performance period is particularly troubling, and in our view these awards essentially reward NEOs for achieving the same EBITDA targets as set under the Management Incentive Plan. Given the Company's decision to retain its problematic LTIP design, we question whether its long-term incentive awards are appropriate provisions that represent shareholder interests."*
>
> Glass Lewis, MGM 2014 Proxy Paper report (emphasis added)


MGM RESORTS
INTERNATIONAL™

V. OUR DIRECTOR NOMINEES



LAND AND BUILDINGS' DIRECTOR NOMINEES

- Our four independent, highly experienced director nominees will provide a fresh perspective to the Board and, given their deep real estate and finance experience, will help properly evaluate the strategic options for MGM's real estate and capital structure



Matthew Hart

- *Former President, CFO, and COO of Hilton Hotels Corporation, and former CFO of Host Marriott Corporation*
- *Current Director of Air Lease Corporation, American Airlines Group Inc., and American Homes 4 Rent*



Richard Kincaid

- *Former President and CEO of Equity Office Properties Trust*
- *Current Chairman of Rayonier Inc. and Director of Dividend Capital Diversified Property Fund Inc., and Strategic Hotels & Resorts, Inc.*



Jonathan Litt

- *Founder and CIO of Land and Buildings*
- *Current Director at Mack-Cali Realty Corporation*



Marc Weisman

- *Former Partner of Weil Gotshal & Manges LLP, and former CFO of Oppenheimer & Co., Inc.*
- *Former Director of Artesyn Technologies Inc. and SourceHOV, Inc.*



MATTHEW HART




HILTON
WORLDWIDE


The
Walt Disney
Company


HOST MARRIOTT
CORPORATION


American Airlines


AMERICAN
Homes
4
Rent

- Former lodging executive as President, CFO and COO at Hilton Hotels Corporation ("Hilton")
  - President and Chief Operating Officer of Hilton, a global hospitality company, from 2004 until his retirement in 2007, where he was responsible for all operational aspects of Hilton
  - Also served as Executive Vice President, Chief Financial Officer and Treasurer of Hilton from 1996 to 2004
- Former Senior Vice President and Treasurer for The Walt Disney Company ("Disney")
  - At Disney, Matt was responsible for the company's corporate and project financing activities
- Former CFO at Host Marriott Corporation ("Host Marriott")
  - Played a significant role in formulating the plan to separate Marriott into two companies: a hotel management company (Marriott International) and a real estate holding company (Host Marriott)
- Other public company board experience:
  - Air Lease Corporation (2010-present)
  - American Airlines Group, Inc. (2013-present)
  - American Homes 4 Rent (2012-present)
  - B. Riley Financial Company (2009-present)

"MGM has iconic properties, which is why it's surprising to me that its long-term performance has not been up to par. The ideas put forward by Land and Buildings highlight <u>some</u> of the opportunities available to the Company – ideas where I have a great deal of experience. Working collaboratively with my fellow board members, I look forward to helping MGM bridge the value gap."

Matthew Hart, Director Nominee



MATTHEW HART CASE STUDY: HILTON

- Mr. Hart's career at Hilton started in May 1996 when he was appointed CFO
- In May 2004, Mr. Hart's role at Hilton expanded as he assumed the President and COO roles
  - Mr. Hart was instrumental in separating the hotel business from the gaming business (Park Place)
- In July 2007, Hilton announced that affiliates of The Blackstone Group L.P. ("Blackstone") agreed to acquire the company for $47.50 per share ($26 billion total), a 40% premium to its closing price before reports of the transaction occurred



Hilton's share price improved 178.5% from the time Mr. Hart was named President and COO to Blackstone's acquisition of the company
Adjusted Price Per Share
$50
$45
$40
$35
$30
$25
$20
$15
May-04
Nov-04
May-05
Nov-05
May-06
Nov-06
May-07
HILTON
WORLDWIDE

"The pricing in the deal was strong…."

Jefferies, July 5, 2007

Source: SEC filings (bullet points); Capital IQ (line graph)



MATTHEW HART CASE STUDY: MARRIOTT

- Mr. Hart's career at Marriott started in 1981
- He grew within the Marriott organization and played a significant role in formulating the plan to separate Marriott into two companies: a hotel management company (Marriott International) and a real estate holding company (Host Marriott)
  - The separation allowed shareholders to choose which type of company they wanted to invest in
- In 1993, when the separation formally occurred, Mr. Hart assumed the role of CFO of Host Marriott until 1995, when he left the organization for Disney



$7
$6
$5
$4
$3
$2
$1
Sep-92
Mar-93
Sep-93
Mar-94
Sep-94
Mar-95
Sep-95
October 1993
Host Marriott spins off Marriott International
Host Marriott's share price improved 280.6% during Mr. Hart's final three years with the company
HOST MARRIOTT
CORPORATION

Source: Capital IQ

> *"Marriott management felt that investors would never pay what the hotel assets, in particular, were worth because they cared little for the cash flow aspect of ownership and regularly penalized the company for the high debt levels that routinely went along with financing ownership of the hotels."*
>
> The Investext Group, December 8, 1993

Source: SEC filings (bullet points); Capital IQ (line graph)



RICHARD KINCAID




Equity Office


STRATEGIC
Hotels & Resorts


VAIL RESORTS
EXPERIENCE OF A LIFETIME™


Rayonier


DIVIDEND CAPITAL
DIVERSIFIED PROPERTY FUND

- Former CEO of Equity Office Properties Trust ("Equity Office")
  - At the time, it was the largest publicly held office building owner and manager in the U.S., until its acquisition by Blackstone
  - Prior to becoming CEO, Mr. Kincaid served as the company's Chief Financial Officer, Executive Vice President, and Chief Operating Officer
- Former Senior Vice President of Finance for Equity Group Investments, Inc., where he oversaw debt financing activities for the public and private owners of real estate controlled by Sam Zell
- Mr. Kincaid has served on the board of directors of Rayonier Inc. ("Rayonier"), an international real estate investment trust specializing in timber and specialty fibers, since December 2004
  - Mr. Kincaid was appointed as Chairman of Rayonier in July 2014
  - Investors in Rayonier can attest to the remarkable turn-around that Mr. Kincaid led in the summer of 2014, in which the CEO was replaced, the Board was refreshed, and the Rayonier dramatically improved their disclosure practices
- Mr. Kincaid served on the board of Vail, a mountain resort operator, from July 2006 until April 2015 and has served on the board of Strategic Hotels and Resorts, Inc., the owner of upscale and luxury hotels in North America, since January 2009
- In addition, Mr. Kincaid has served as Chairman of Dividend Capital Diversified Property Fund, an owner of office, industrial and retail assets throughout the U.S., since September 2012

> *"I am very optimistic about the opportunity to create tremendous value at MGM. I believe the key to fixing MGM is improving their capital allocation discipline. With a renewed focus on returns on invested capital, there is no reason why MGM can't be **the highest-quality** gaming and leisure company in the world."*
>
> **Richard Kincaid, Director Nominee**



RICHARD KINCAID CASE STUDY: EQUITY OFFICE

- Mr. Kincaid had served in numerous executive roles at Equity Office before being named CEO in April 2003
  - At the time, the company was the largest publicly held office building owner and manager in the U.S.
- In November 2006, Equity Office announced that it agreed to be acquired by Blackstone for $48.50 per share, which was raised to $55.50 after Vornado Realty Trust stepped in with competing bids
- In February 2007, the sale closed for $39 billion



Equity Office's total shareholder return was 163.4% during Mr. Kincaid's tenure as CEO
Adjusted Price Per Share
$60
$55
$50
$45
$40
$35
$30
$25
$20
Apr-03
Oct-03
Apr-04
Oct-04
Apr-05
Oct-05
Apr-06
Oct-06
Equity Office

As CEO of Equity Office, Mr. Kincaid ensured that all reasonable strategic alternatives were explored to maximize shareholder value

Source: SEC filings (bullet points); Capital IQ (line graph)



JONATHAN LITT



- Founder and Chief Investment Officer of Land and Buildings
  - Mr. Litt founded Land and Buildings in the summer of 2008 to take advantage of the opportunities uncovered by the global property bubble
- Former Managing Director and Senior Global Real Estate Analyst at Citigroup
  - Former top-ranked sell-side REIT analyst with over 22 years of experience
  - Responsible for Global Property Investment Strategy, coordinating a 44-person team of research analysts located across 16 countries
  - Recognized as a leading analyst since 1995, achieving prestigious Institutional Investor Magazine #1 ranking for eight years and top five ranking throughout the period
- Current Director at Mack-Cali Realty Corporation

LANDandBUILDINGS



citi
MACK-CALI®
Realty Corporation

"When we initially brought our ideas to MGM, we genuinely hoped to avoid a public campaign and work constructively with the Board. Unfortunately, this was not a path they were willing to take, and now that we find ourselves in a contested situation, we're actually pleased to have this opportunity to put a spotlight on the Company. The long-term performance of the Company relative to its peers has been unacceptable, and as we have done our due diligence, we have uncovered serious concerns about MGM's current boardroom culture. We believe that MGM is in need of a wakeup call, which we believe can benefit all shareholders."

Jonathan Litt, Director Nominee



JONATHAN LITT CASE STUDY: ASSOCIATED ESTATES

- Mr. Litt followed Associated Estates Realty Corporation ("Associated Estates"), an apartment REIT, since before its IPO in 1993 and identified significant undervaluation relative to real estate value that had persisted throughout the company's history
  - Associated Estates' operational underperformance and poor capital allocation decisions drove the discounted valuation, in our view
- Mr. Litt and the Land and Buildings team believed the board was not exerting effective oversight and was entrenched, over-tenured, under-qualified, and lacked true independence



Associated Estates returned 70% since Land and Buildings' public involvement
Adjusted Price Per Share
$30
$28
$26
$24
$22
$20
$18
$16
Jun-14
Sep-14
Dec-14
Mar-15
Associated Estates
Great Living – It's What We Do

- Consequently, Land and Buildings stated its intention to nominate a full slate of new director candidates
  - Associated Estates, in order to fend off Land and Buildings, added two new highly qualified directors to the board and embarked on a "business review"
- Ultimately, on April 22, 2015, Associated Estates announced the sale of the company for $28.75, representing a 17% premium to the prior day's closing price and a 65% premium to the price prior to Land and Buildings' public involvement on June 2, 2014
  - $28.75 was less than 1% below Land and Buildings' initial NAV estimate of $29 for the company published in November 2014

Mr. Litt demonstrated that, as a shareholder, he can effectuate change that maximizes value for all shareholders

Source: SEC filings (bullet points); Capital IQ (line graph)



MARC WEISMAN



- Chief Operating Officer of J.D. Carlisle LLC, a New York-based real estate development company
- Since 1993, Mr. Weisman has managed various investments, principally in public company equity and debt as well as private real estate transactions, for the Weisman family office
- Previously, Mr. Weisman served as Co-Managing Partner of Sagaponack Partners, LP, a corporate growth capital private equity fund, from 1996 to 2009, and as a group head at Credit Suisse First Boston, in 1996
- Mr. Weisman previously served as Chief Financial Officer and Chief Investment Officer of the ADCO Group, a real estate, banking, and consumer finance company from 1988 to 1995, and prior to that as Chief Financial Officer of Oppenheimer & Co, Inc. from 1985 to 1987
- Mr. Weisman served as an Associate and then Partner in the tax and real estate departments at Weil Gotshal & Manges, an international law firm, from 1979 to 1985
- Board experience:
  - Artesyn Technologies Inc.
  - Civeo Corporation
  - InterCept Inc.
  - Majesco Holdings Inc.
  - Sourcecorp


ARTESYN
TECHNOLOGIES


OPPENHEIMER


SOURCECORP


Weil

"MGM has built some magnificent buildings and created numerous unique hospitality experiences. As far as its resorts are concerned, it really has created some experiences that 'engage, entertain, and inspire.' It has, however, been far less creative when it comes to creating shareholder value. If elected to serve on the MGM Board, I hope to bring some additional creativity to the conversation. Should MGM create a REIT? How can they minimize their tax liability? What should they do with MGM China? I see numerous paths for value creation here, and I look forward to collaborating with the rest of the Board on creative ways to close the enduring valuation gap."

Marc Weisman, Director Nominee



MARC WEISMAN CASE STUDIES: EXAMPLES OF DIRECTORSHIP PERFORMANCE



▲53.5%
60%
50%
40%
30%
20%
10%
0%
May-05
Aug-05
Nov-05
Feb-06
ARTESYN
TECHNOLOGIES



▲40.9%
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
May-05
Aug-05
Nov-05
Feb-06
May-06
SOURCECORP



▲48.2%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Apr-04
Jul-04
Oct-04
InterCept, Inc.

Mr. Weisman has a track record of significant creation of shareholder value

Source: Capital IQ

Note: Returns from Schedule 13D filing of involved shareholders to end of Mr. Weisman's board tenure of each company


MGM RESORTS
INTERNATIONAL™

VI. DIRECTORS WE ARE OPPOSING



CURRENT MGM BOARD

MGM Board Tenure

Mary Chris Gay
William W. Grounds
Gregory M. E. Spierkel
William A. Bible
Daniel J. Taylor
Anthony L. Mandekic
Rose E. McKinney-James
Alexis M. Herman
Roland A. Hernandez
Robert H. Baldwin
James J. Murren

0 2 4 6 8 10 12 14 16 18

Number of years

We are seeking to replace four of the five longest-tenured directors

Source: FactSet



ROLAND HERNANDEZ



- Mr. Hernandez has been on the Board for 13 years, making it inappropriate for him, in our view, to be the Lead "Independent" Director, because his long tenure could make it challenging for him to hold the CEO and Chairman accountable
- Mr. Hernandez was on the Lehman Brothers Holdings Inc. ("Lehman") board from 2005 until its chapter 11 bankruptcy plan became effective in 2011 and was a member of the Finance and Risk Committee prior to and at the time of Lehman's collapse
- Just days after we sent Mr. Hernandez a letter, one of our nominees, Richard Kincaid, was given an ultimatum by Vail – a board where they both served – pull out of the Land and Buildings slate for MGM or resign from the board of Vail
- Hernandez received the lowest support of any director at the last six Vail shareholder meetings, averaging 84% of the outstanding votes in support of his candidacy – despite the fact that neither ISS nor Glass Lewis issued a recommendation against him

in millions

MGM 2014 Annual Meeting Results

Director	Votes For	Votes Against
Robert H. Baldwin	352.9	1.4
William A. Bible	335.1	19.2
Mary Chris Gay	353.5	0.8
William W. Grounds	353.0	1.3
Alexis M. Herman	346.2	8.1
Roland Hernandez	**318.7**	**35.6**
Anthony Mandekic	353.1	1.2
Rose McKinney-James	352.9	1.4
James J. Murren	348.5	5.8
Gregory M. Spierkel	352.9	1.4
Daniel J. Taylor	351	3.3

Source: FactSet (table); Institutional Shareholder Services (bullet points)

"[ISS] notes that a director on MGM Mirage's board, Roland A. Hernandez, formerly served as a director of Lehman Brothers Holdings, Inc. until that firm's bankruptcy in September 2008. Given the circumstances surrounding the collapse of Lehman Brothers, particularly the failures of risk oversight, shareholders may have concerns about the suitability of former Lehman Brothers directors for board service. In this case, Mr. Hernandez served on the board from 2005 until its collapse in September 2008 and served on the Finance and Risk Committee, which was the board committee directly responsible for the oversight of risk management at Lehman Brothers. Therefore, [ISS] believes that MGM Mirage's Nominating/Corporate Governance Committee should consider Mr. Hernandez's role at Lehman Brothers and any implications to shareholders of MGM Mirage and provide assurance to shareholders that these factors were considered in the Nominating/ Corporate Governance Committee's decision to re-nominate him. Given the deterioration of Lehman Brothers during Mr. Hernandez's tenure as a director and member of the Finance and Risk Committee, shareholders may have concerns about Mr. Hernandez's membership on MGM Mirage's board. The company did not disclose the factors the Nominating/Corporate Governance Committee considered in making its decision to nominate Mr. Hernandez to the board, or whether it considered his role at Lehman Brothers. ***<u>This is particularly troubling given that Mr. Hernandez serves as Presiding Director of the company and Chairman of the company's Audit Committee, which is the board committee responsible for risk oversight at the company</u>.***"

ISS (Formally RiskMetrics) 2009 MGM Proxy Report (emphasis added)



ROBERT BALDWIN



- Mr. Baldwin has been on the Board for 15 years and has been the Chief Design and Construction Officer of the Company since August 2007
  - ***By opposing Mr. Baldwin for the Board, we are not seeking to replace him as Chief Design and Construction Officer, rather, we believe that fresh perspectives in the Board are needed in order to ensure that "the best ideas win"***
- President of Project CC, LLC, the managing member of CityCenter Holdings, LLC, since March 2005, and President and Chief Executive Officer of Project CC, LLC since August 2007

Since 2005, Mr. Baldwin has sold 2,912,876 shares of MGM stock for a total of $131,647,448

Source: Company filings (bullet points); FactSet (text box)



DIRECTORS WE ARE OPPOSING

	Years on the MGM Board	MGM TSR During Board Tenure vs. TSR Peer Median	Gaming Operating Experience?	Hospitality Operating Experience?	Real Estate Operating Experience?	MGM Ownership %	Number of Shares Purchased on Open Market During Tenure
Robert Baldwin	15	▼600%	✓	✓	✓	0.0109%	0
Rose McKinney-James	10	▼174%	✘	✘	✘	0.0002%	980
Alexis Herman	13	▼339%	✘	✘	✘	0.0011%	0
Roland Hernandez	13	▼427%	✘	✘	✘	0.0045%	4,500

Are these directors' interests directly aligned with shareholders?

Source: FactSet (Board tenure, number of shares purchased on open market since each individual joined the Board); Bloomberg (TSR) as of March 16, 2015 unaffected share price; Land and Buildings analysis (experience, MGM ownership)


MGM RESORTS
INTERNATIONAL™

VI. APPENDIX



HIGH-QUALITY HOTEL REITS HAVE FAVORABLE VALUATIONS

High quality public lodging REITs trade between 13x-18x on forward EBITDA

- MGM has high-quality assets with what we believe are strong RevPAR growth prospects, given solid demand trends in Las Vegas, low supply growth, and high replacement cost

Public Company Peers

$ in billions	Enterprise Value	EV/EBITDA
Host Hotels	$19	13x
LaSalle Hotel Properties	$6	15x
Pebblebrook Hotel Trust	$4	18x
Strategic Hotels & Resorts	$5	15x
High-Quality U.S. Lodging Peer Average	**$9**	**15x**
MGM REIT	**$19-$21**	**14.5x-15.0x**

Our proposed REIT structure has economics like a lodging REIT, unlike GLPI

Source: Bloomberg

Note: EV/EBITDA is based on 2015 consensus EBITDA as of April 27, 2015; “High-quality” lodging REIT peer set defined as those with 2013 RevPAR greater than $150 in Green Street Advisors’ lodging REIT coverage universe



PRIVATE MARKET LUXURY HOTEL TRANSACTIONS AT HIGHER VALUATION THAN OUR ESTIMATE FOR MGM

Luxury/upper-upscale hotel transactions in second half 2014 have averaged 17x EBITDA, higher than our 16x estimate for MGM REIT

Second Half 2014 Comparable Private Market Transactions

$ in millions	City	State	Date	Price	Est. EV/EBITDA
Luxe City Center Hotel	Los Angeles	CA	Jul-14	104.2	32x
Twelve & K Hotel	Washington	DC	Jul-14	70.3	21x
Sofitel	New York	NY	Oct-14	265.0	21x
Wailea Marriott	Kihei	HI	Jul-14	325.7	19x
Westin Colonnade Coral Gables	Miami	FL	Nov-14	59.4	18x
Four Seasons at Troon North	Scottsdale	AZ	Nov-14	140.0	17x
Hotel Le Bleu	Brooklyn	NY	Jul-14	10.3	17x
Westin Beach Resort & Spa Fort Lauderdale	Fort Lauderdale	FL	Dec-14	149.0	16x
Hotel Del Coronado	Coronado	CA	Jun-14	787.0	16x
Marriott Warner Center	Woodland Hills	CA	Jul-14	89.8	16x
Hilton Old Towne	Alexandria	VA	Jun-14	93.4	15x
Marriott LAX Airport	Los Angeles	CA	Pending	160.0	15x
The Carneros Inn	Napa	CA	Jun-14	62.5	15x
Hotel Palomar	Los Angeles	CA	Nov-14	78.7	14x
Springmaid Beach Resort	Myrtle Beach	SC	Pending	40.0	14x
JW Marriott	San Francisco	CA	Sep-14	147.2	14x
Miramonte Resort & Spa	Indian Wells	CA	Jun-14	26.3	14x
Second Half 2014 Comparable Private Market Transaction Average					**17x**
MGM REIT					**14.5x-15.0x**

Source: All figures on this slide were based on information from Real Capital Analytics, however, Land & Buildings' estimates and data provided by Smith Travel Research, a leading lodging industry resource, was used to determine which transactions during the second half of 2014 could be categorized as "luxury/upper upscale" hotel transactions



MGM REIT WELL POSITIONED TO FUND CAPEX SIMILAR TO LODGING REIT HOST

- Some investors have asked us about whether MGM's maintenance capex (room upgrades, etc.) is too significant for MGM to fit within a REIT structure
- We believe MGM's capex profile is not at all problematic in a REIT structure, as is well illustrated by Host Hotels & Resorts, Inc. ("Host")
  - *Host (the largest hotel REIT) has higher capex levels as a percent of EBITDA than MGM (27% for Host and 21% for MGM since 2010) and both are lumpy*
  - *Host funds the capex, which helps maintain and increase the value of the hotels it owns and Host enjoys higher revenues after it invests the capital*


MGM and HST Maintenance Capex % of EBITDA
35%
30%
25%
20%
15%
2010
2011
2012
2013
2014
MGM
Host

Source: Company filings



MGM LODGING C-CORP: A LUXURY INTEGRATED RESORT OPERATOR

MGM Lodging C-Corp: We see improving fundamentals and an attractive recurring fee profile

- Integrated resort operator of luxury assets in strengthening Las Vegas market, as well as Macau
  - We believe outsized internal growth is likely as Las Vegas recovery is gaining steam and C-Corp has significant operating leverage, and the conservative balance sheet, provides opportunity for external growth
- We believe management fee streams are highly predictable, growing C-Corp EBITDA
  - Fees earned from CityCenter, MGM China and management of MGM REIT, are in our view, likely to grow double-digits annually as the Cotai development project comes on-line and the REIT grows
- MGM Lodging C-Corp will be worth an estimated $9 per share, in our view
  - 13x-14x EBITDA multiple applied to management fees/royalties, and 7x-8x multiple for U.S. profit participation after lease payment; stake in MGM China valued at current market value



WE VALUE MGM LODGING C-CORP AT 10x-12x EBITDA

Significant recurring fee income, high growth potential and high-quality asset focus warrant a high multiple, in our view

- Management fees recur and, we believe, are likely to see strong growth
  - In our view, MGM China royalties and management fees could nearly double over next few years as new MGM development on the Cotai Strip in Macau is completed
  - CityCenter continuing to experience robust growth, given superior location and luxury focus
  - Management fees to grow further upon completion of Maryland and Massachusetts assets
- Lodging C-Corps trade at an average of 14x forward EBITDA, supportive of the 13x-14x multiple used for MGM Lodging C-Corp fees and 10x-12x multiple for MGM Lodging C-Corp overall

Public Company Peers

$ in billions

	Enterprise Value	EV/EBITDA
Hilton Worldwide	$41	14x
Hyatt Hotels	$9	13x
Marriott International	$26	15x
Starwood Hotels	$16	13x
Lodging C-Corp Peer Average	**$23**	**14x**
MGM Lodging C-Corp	**$7-$8**	**10x-12x**

Source: Bloomberg
Note: EV/EBITDA is based on 2015 consensus EBITDA; All lodging C-corps in Citi Investment Research's comp sheet with over $7 billion of enterprise value included in peer set



TSR PEER GROUP

		LTM Revenue	Employees	Enterprise Value	Market Cap	MGM Proxy Peer
Gaming Peers	Boyd	$2,701	24,207	$4,786	$1,470	Yes
	Sands	14,584	48,500	52,418	44,125	Yes
	Penn National Gaming, Inc.	2,591	17,397	2,416	1,351	Yes
	Pinnacle Entertainment	2,211	14,738	5,942	2,218	No
	Wynn Resorts	5,434	16,500	18,370	13,207	Yes
Lodging Peers	Hilton Worldwide	6,811	157,000	40,989	29,900	No
	Hyatt	2,708	45,000	9,128	8,549	Yes
	Marriott	2,741	123,500	26,309	22,632	Yes
	Starwood Hotels and Resorts	3,272	181,400	16,240	14,228	Yes
	MGM	9,699	68,100	26,231	12,500	

Source: Capital IQ (LTM revenue, enterprise value, market cap); Company filings (employee count, MGM proxy peer)
Note: Enterprise value and market cap as of April 24, 2015



PEER GROUP RATIONALE

- When evaluating MGM's performance, we used two sets of peers: TSR peers and operational peers
- Our selected TSR peers consist of both gaming and lodging companies
  - *Gaming companies include Boyd Gaming Corporation ("Boyd"), Sands, Penn, Pinnacle, and Wynn*
    - The gaming companies we selected consist of all publicly traded casino companies in the U.S. except Caesars Entertainment ("Caesars"), which was excluded for a number of reasons, including:
      - Caesars' capital structure is dramatically different from that of other gaming companies, as its debt is approximately 16x the value of its equity
      - Caesars went private in 2008, and then IPO'ed again in late 2010, making it challenging to evaluate its long-term performance
      - Caesars does not have any exposure to Macau
      - In January 2015, Caesars filed for Chapter 11 bankruptcy
- Operational peers include Sands and Wynn, as these two companies are most similar to MGM in size, revenue sources, and geographic footprint in both Las Vegas and Asia

	LTM Revenue	Enterprise Value	Market Cap	Joint Ventures in Macau
Sands	$14,584	$52,418	$44,125	Yes
Wynn Resorts	5,434	18,370	13,207	Yes
MGM	9,699	26,231	12,500	Yes

Source: Capital IQ (LTM revenue, enterprise value, market cap); Company filings (Macau JVs, bullet points)



LODGING COMPANIES MUST BE INCLUDED IN TSR PEER GROUP FOR AN ACCURATE PERFORMANCE ASSESSMENT

- *Lodging peers include Hilton, Hyatt Hotels Corporation, Marriott, and Starwood Hotels & Resorts Worldwide, Inc.*
  - *Our selected lodging peers each have businesses that focus on higher chain-scale and vacation destinations, which we believe is similar to MGM's real estate assets*
  - *We excluded Wyndham Worldwide Corporation – which was included in the Company's proxy peers (and has been an excellent performer) – as its business model is more focused on economy hotels and timeshares*



2016E EBITDA Breakdown by Market(1)
U.S. Regional 15%
Las Vegas 71%
Macau 13%
Las Vegas Revenue Breakdown by Activity(2)
Gaming 30%
Non-Gaming 70%

(1) Note: Represents Land and Buildings 2016 EBITDA estimates; Based on MGM pro rata ownership percentage of each asset

(2) Source: Q4 2014 Earnings Call



CONTACT INFO

Shareholders


Innisfree
M&A Incorporated

501 Madison Avenue, 20th Floor
New York, N.Y. 10022
(212) 750-5833
Stockholders Call Toll-Free at: (877) 825-8631
Banks and Brokers Call Collect at: (212) 750-5833

Media

SLOANE & COMPANY

Elliot Sloane / Dan Zacchei
Sloane & Company
212-486-9500
ESloane@sloanepr.com or
DZacchei@sloanepr.com

PLEASE VOTE THE GOLD PROXY CARD



DISCLOSURES

This presentation with respect to MGM Resorts International ("MGM" or the "Company") is for general informational purposes only. It does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. The views expressed herein represent the opinions of Land & Buildings Investment Management ("Land & Buildings"), and are based on publicly available information and Land & Buildings analyses. Certain financial information and data used herein have been derived or obtained from filings made with the SEC by the Company or other companies considered comparable, and from other third party reports.

Land & Buildings has not sought or obtained consent from any third party to use any statements or information indicated herein. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No representation or warranty is made that data or information, whether derived or obtained from filings made with the SEC or from any third party, are accurate.

There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of Land & Buildings' action plan set forth herein are based on assumptions that Land & Buildings believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security. Land & Buildings reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Land & Buildings disclaims any obligation to update the information contained herein.

Under no circumstances is this presentation to be used or considered as an offer to sell or a solicitation of an offer to buy any security. Private investment funds advised by Land & Buildings currently hold shares of the Company's common stock. Land & Buildings manages investment funds that are in the business of trading – buying and selling – public securities. It is possible that there will be developments in the future that cause Land & Buildings and/or one or more of the investment funds it manages, from time to time (in open market or privately negotiated transactions or otherwise), to sell all or a portion of their shares (including via short sales), buy additional shares or trade in options, puts, calls or other derivative instruments relating to such shares. Land & Buildings and such investment funds also reserve the right to take any actions with respect to their investments in the Company as they may deem appropriate, including, but not limited to, communicating with management of the Company, the Board of Directors of the Company and other investors and third parties, and conducting a proxy solicitation with respect to the election of persons to the Board of Directors of the Company.

Land & Buildings recognizes that there may be confidential information in the possession of the companies discussed in the presentation that could lead these companies to disagree with Land & Buildings' conclusions. The analyses provided may include certain statements, estimates and projections prepared with respect to, among other things, the historical and anticipated operating performance of the companies, access to capital markets and the values of assets and liabilities. Such statements, estimates, and projections reflect various assumptions by Land & Buildings concerning anticipated results that are inherently subject to significant economic, competitive, and other uncertainties and contingencies and have been included solely for illustrative purposes. Actual results may vary materially from the estimates and projected results contained herein. Land and Buildings' views and opinions expressed in this report are current as of the date of this report and are subject to change. Past performance is not indicative of future results. Registration of an Investment Adviser does not imply any certain level of skill or training. Land & Buildings has received no compensation for the production of the research/presentation.

Funds managed by Land & Buildings and its affiliates have invested in common stock of MGM. It is possible that there will be developments in the future that cause Land & Buildings to change its position regarding MGM Resorts International. Land & Buildings may buy, sell, cover or otherwise change the form of its investment for any reason. Land & Buildings hereby disclaims any duty to provide any updates or changes to the analyses contained here including, without limitation, the manner or type of any Land & Buildings investment. Funds managed by Land & Buildings and its affiliates may invest in other companies mentioned in this report from time to time.

LAND & BUILDINGS CAPITAL GROWTH FUND, L.P., LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC AND JONATHAN LITT (COLLECTIVELY, "LAND & BUILDINGS") AND MATTHEW J. HART, RICHARD KINCAID AND MARC A. WEISMAN (TOGETHER WITH LAND & BUILDINGS, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON APRIL 16, 2015 A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF MGM RESORTS INTERNATIONAL (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, INNISFREE M&A INCORPORATED, LAND & BUILDING'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST.